EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Amendment No. 1 to Registration Statement 333- 255676 on Form F-10, and to the use of our report dated March 24, 2023, relating to the financial statements of Fury Gold Mines Limited appearing in this Annual Report on Form 40-F for the year ended December 31, 2022.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 24, 2023